Exhibit 19
Donaldson Company, Inc.
Securities Trading and Information Disclosure Policy
Approved September 27, 2024

I.Purpose
Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” Because of the very substantial penalties imposed by the insider trading laws, because our reputation is among our most important assets and because the potential damage to both your reputation and our reputation is very serious if you are accused of insider trading, Donaldson Company, Inc. (“Donaldson” or the “Company”) has adopted this Securities Trading and Information Disclosure Policy (the “Policy”).
Federal securities laws also prohibit selective disclosure (that is, disclosure of material, non-public information to certain market participants prior to public release of such information). Selective disclosure may result in penalties against Donaldson or the individual making the selective disclosure.

II.Scope and Applicability
This Policy applies to the following, who are referred to as “Covered Persons”:

•All Donaldson Personnel. All members of the board of directors, officers and employees of Donaldson and its subsidiaries (“Donaldson Personnel”).

•Consultants and Advisors. All consultants and advisors to Donaldson and its subsidiaries whose work brings them into contact with material, non-public information related to Donaldson (“Donaldson Consultants”).

•Related Parties:
◦Any immediate family members of Donaldson Personnel or Donaldson Consultants and any other persons sharing a home with, or who are economically dependent upon, Donaldson Personnel or Donaldson Consultants; and
◦Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Donaldson securities are controlled or influenced by Donaldson Personnel or Donaldson Consultants.
From time to time, Donaldson may engage in transactions in its own securities. It is Donaldson’s policy that any trades by Donaldson will comply with applicable law, including laws with respect to insider trading.
This Policy also prohibits you from trading in another company’s securities while you are aware of material, non-public information concerning that company when that information was obtained in the course of your service to Donaldson. These other publicly traded companies may include suppliers, customers, business partners, competitors and potential merger or acquisition parties. You should also not disclose such information, or make trading recommendations regarding such other companies, to any other person.

III.Definitions

Who is an “Insider”? Any person who possesses material, non-public information is considered an insider as to that information. The definition of insider is transaction specific. In other words, an individual is an insider with respect to each material, non-public item of information of which he or she is aware.

What is “Material Information”? The courts have said that information is material if a reasonable investor, given the total mix of available information, would consider the information important in deciding whether to buy, hold or sell securities -- or put another way, if public disclosure of the information might reasonably be expected to affect the price of the securities, whether positive or negative.

It is not possible to define all categories of material information, but information about the following subjects are examples of the type of information that would ordinarily be regarded as material:

•Revenue, earnings or other operating results not yet released.
•Projections of future earnings or losses.
•Significant mergers, acquisitions, tender offers, joint ventures or changes in assets.
•Significant new products or discoveries or developments regarding customers or suppliers (such as acquisition or loss of contract).
•Significant changes in pricing or cost structure.
•Changes in control or significant change in executive management.
•Changes in auditors.
•Significant pending or threatened litigation or regulatory actions.
•Significant cybersecurity incidents.
•Significant organizational restructurings.
•Events regarding Donaldson’s securities, such as dividends, sales of securities or repurchase plans.
•Bankruptcies or receiverships.

The above list is only illustrative; many other types of information may be considered “material” depending on the circumstances.

What is “Non-Public Information”? Non-public information is any information that has not been disclosed generally to the public, such as through a press release, a filing with the Securities and Exchange Commission (“SEC”) or a pre-announced broadly-accessible webcast or conference call. Information that is received under circumstances that indicate the information is not yet in general circulation should be assumed to be non-public. Information is not considered to be known to the public immediately upon issuance to the public, but is public information only after there is adequate time for the news to be circulated and absorbed by the market and investors.

IV.Trading Guidelines

The following guidelines should be followed to ensure compliance with this Policy and to protect yourself from accusations of insider trading. The guidelines apply even if you want to make the proposed purchase or sale for reasons having nothing to do with your possession of the insider information, such as your desire to raise money for unanticipated expenditures.
Do not trade Donaldson securities when you are aware of material, non-public information relating to Donaldson. You may not buy or sell stock of Donaldson (including options to purchase any shares of Donaldson’s stock or securities convertible into or exchangeable for shares of Donaldson’s stock) when you are aware of material, non-public information about financial or other matters of Donaldson. Securities include Donaldson’s common stock and any other publicly-traded securities issued by Donaldson.
To allow Donaldson’s stockholders and the investing public a reasonable amount of time to receive and act upon information released about Donaldson, you may not buy or sell Donaldson’s securities until one full trading day has passed following release of information, at which time you may again buy or sell Donaldson’s securities.
Do not disclose or “tip” material, non-public information. You may not give anyone, including relatives, friends or work associates, any non-public information regarding Donaldson, either orally or in writing, except where disclosure is reasonably required or appropriate for a legitimate business purpose. It is inappropriate, and illegal, for a person aware of material, non-public information to provide other people with such information when there is no legitimate business reason for doing so or where it is reasonably foreseeable they will trade on the basis of that information. It is also inappropriate, and illegal, to recommend that other people buy or sell securities based upon that information, even if they do not give the other person the specific information. This is called “tipping” by securities regulators and can result in punishment of both the tipper and tippee.
Avoid speculation and other practices that may appear to be based on non-public information. Purchases of Donaldson’s securities should be made as long-term investments. You should not engage in short selling of Donaldson’s securities, which would reward you for downward changes in price, because, in hindsight, such sales are likely to appear to have resulted from awareness of non-public information. You also should not engage in other speculative trading of Donaldson’s securities, as set forth in Section V below. In addition, Donaldson encourages employees to avoid frequent trading in Donaldson’s stock, because frequent trading also may give the appearance, in hindsight, that such sales were based on non-public information.
You are also responsible for transactions by your family members and other related parties. Donaldson Personnel and Donaldson Consultants are expected to be responsible for the compliance of their Related Parties, as defined above.
Event-specific trading window closures. From time to time, material developments known only to a limited number of Donaldson Personnel may occur and cause Donaldson to impose on an appropriate group of Covered Persons additional restrictions on trading. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified or that additional restrictions on your trading have been imposed.
Your transactions will be evaluated with the benefit of 20/20 hindsight. Remember, if your securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how the transaction may be construed in the bright light of hindsight. This is particularly true where you may have non-public information that you do not consider to be material, but which others, including courts, may consider to be material.

V.Policy Prohibiting Speculative Trading
Covered Persons, and anyone designated to engage in securities transactions on behalf of such Covered Persons, are prohibited at all times from engaging in the following transactions:
•short sales of Donaldson securities (selling securities not owned at the time of sale);
•engaging in transactions in puts, calls, or other derivative transactions relating to Donaldson securities;
•holding any Donaldson securities in a margin account or pledging Donaldson securities as collateral for a loan; and
•purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, zero cost collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Donaldson securities.
These restrictions apply to all Donaldson securities owned directly or indirectly by Covered Persons where the Covered Persons is deemed to beneficially own such securities, and their respective designees. However, the restrictions do not prevent any Covered Persons or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

VI.Equity Compensation Plans and Other Programs
Stock Option Exercises. This Policy’s trading restrictions do not apply to the purchase of Donaldson stock through the exercise of stock options granted by Donaldson, whether by cash exercise, stock swap or net exercise, to the extent such forms of exercise are permitted by Donaldson. The trading restrictions do apply to any subsequent sale of Donaldson stock acquired through an option exercise; and, therefore, do apply to a broker-assisted cashless exercise.
Restricted Stock/Unit and Performance Stock/Unit Awards. This Policy’s trading restrictions do not apply to the vesting of restricted stock/units or performance stock/units, or to the exercise of a tax withholding right pursuant to which Donaldson withholds shares of stock to satisfy tax withholding requirements upon vesting, to the extent such withholding is permitted by Donaldson. The trading restrictions do apply to any market sales of shares acquired upon vesting of any such awards.
Other Employee Benefit Plans. This Policy’s trading restrictions do not apply to regular periodic contributions to an employee benefit plan (e.g., a 401(k) plan or employee stock purchase plan) that result in the purchase of Donaldson securities, provided that your election to participate was made at a time when you are not aware of material, non-public information and the trading window is open. However, this Policy does apply to any intra-plan transfer out of or into the Company stock fund or an election to borrow money against your 401(k) account if the loan will result in a liquidation of some or all of your Company stock fund balance.
Dividend Reinvestment. This Policy’s trading restrictions do not apply to purchases of Donaldson securities resulting from your reinvestment of dividends paid on Donaldson securities.

VII.Gifts of Donaldson Securities
Any bona fide gift of Donaldson securities will be exempt from all provisions of this Policy if either of the following applies (i) the gift of Donaldson securities is being made to a Covered Person subject to this Policy or (ii) the individual making the gift has a reasonable basis for believing that the recipient of the gift will not sell the Donaldson securities immediately or during a period following receipt of the securities when the individual making the gift would not be permitted to trade pursuant to the terms of this Policy. All other gifts of Donaldson securities must comply with the provisions of this Policy that apply to sales of Donaldson securities since the recipient of the shares may intend to sell the shares upon receipt.

VIII.Obligations After Cessation of Service as Covered Person
If a person ceases to be a Covered Person at a time when he or she is aware of material, non-public information, the applicable provisions shall continue to apply to such person until that information has become public or is no longer material. Accordingly, certain provisions of this Policy may continue to apply to you after you cease to be a Covered Person, based on the circumstances in effect at the time you separate from Donaldson.

IX.What May Happen and Possible Penalties
Even if you in fact possessed no non-public information, if you buy or sell Donaldson’s securities shortly before an event that affects their market price, you may be investigated by the SEC, the NYSE, or others. The same is true if such a purchase or sale is undertaken by one of your friends, relatives or work associates. Defending against such a charge can be very difficult, expensive and embarrassing for both you and for Donaldson. Although it is impossible to assure that your trading in securities of Donaldson will not occur shortly before such a price change, it is very important that you strive to avoid even an appearance that you might have traded while in possession of non-public financial or other information.

Individuals who trade on material, non-public information, or who “tip” such information to others, may be subject to the following:

•A civil penalty of up to 3 times the profit made or loss avoided;
•A criminal fine (no matter how small the profit) of up to $5 million; and
•A jail term of up to twenty years.

In addition, if you violate this Policy, Donaldson may take any disciplinary action that it determines to be appropriate, up to and including termination of your employment for cause.

X.Officers, Directors and Certain Employees
If you are a member of the Board of Directors, an officer or an employee of Donaldson with frequent access to material, non-public information regarding Donaldson, you are subject to additional restrictions (set forth in the Supplemental Policy to this Policy) on your ability to buy or sell securities of Donaldson. All references to this Policy include the Supplemental Policy, to the extent it applies to you.

XI.Information Disclosure Guidelines

All requests for information from financial analysts, investors or others must be routed through and addressed by Donaldson’s Chief Executive Officer, Chief Financial Officer or Director of Investor Relations. In no case should you attempt to respond to an individual’s questions yourself or should you volunteer information to them.

If, for example, a financial analyst calls, you should direct them to one of Donaldson’s authorized spokespersons listed above and indicate that our corporate policy designates that these authorized spokespersons are the only ones who can speak for Donaldson on these matters. If an authorized spokesperson expressly delegates authority to you to speak on behalf of Donaldson, you may do so to the extent authorized. These are the same procedures to follow if anyone from the media (newspaper, television, radio, etc.) should contact you.

As part of this Policy, you should not post or otherwise disseminate any non-public or confidential Company information on the internet, such as through chat rooms, or any other means of communication. Dissemination of material, non-public information about Donaldson violates this Policy and may result in disciplinary action up to and including termination of employment.

XII.Individual Responsibility

Insiders have the individual responsibility to comply with the applicable laws of their jurisdiction and this Policy. An insider may, from time to time, have to forego a proposed transaction even if that transaction was planned before learning of the material, non-public information and even though the insider believes waiting may cause economic loss or loss of anticipated profit. Trading in Donaldson securities during the open trading window should not be considered a “safe harbor” and insiders should use good judgement. Any person with questions about specific transactions may obtain additional guidance from Donaldson’s designated General Counsel. The ultimate responsibility is with each insider to comply with this Policy, the applicable laws and avoid improper transactions.

Donaldson Company, Inc. Supplemental Policy to
Securities Trading and Information Disclosure Policy

I.Purpose
To ensure that the Securities Trading and Information Disclosure Policy (the “Policy”) is effectively implemented, Donaldson requires all members of the Board of Directors (“Directors”), officers subject to Section 16 of the Exchange Act (“Section 16 Officers”), and other employees of Donaldson with frequent access to material, non-public information regarding Donaldson who are identified as such by Donaldson, and all Related Parties of the foregoing (collectively, “Access Personnel”), to comply with the following additional procedures of this Supplemental Policy before effecting any trades involving Donaldson’s securities.
II.Supplemental Procedures
Pre-Clearance. All transactions by Access Personnel in securities of Donaldson (other than transactions exempt from the trading restrictions of the Policy pursuant to Section VI of the Policy and transactions pursuant to pre-cleared Rule 10b5-1 Plans described below) must be pre-cleared with Donaldson’s General Counsel or any person designated by the General Counsel for such purpose. This pre-clearance is required even if the trading window described below is open. Any pre-clearance approval will generally be valid until the end of the second day after receipt of approval to transact, unless the approval specifies a different effective period. However, the overarching prohibition on trading when you are aware of material non-public information regarding Donaldson remains in effect.
If you are advised that the trade may not occur, you may not effect the proposed transaction. To avoid signaling to others that something non-public and material is happening with respect to Donaldson, you should keep this response entirely confidential. Such confidentiality will be easier to maintain if you go through the required pre-clearance procedures prior to discussing a proposed trade with others (including your broker). If you talk to others first and then get a response that the trade cannot be made, you will be in the position of having to provide an explanation for your change of mind.
A favorable response to a trading inquiry from the General Counsel should not be interpreted as approval by Donaldson of the advisability of the proposed trade or of its compliance with other applicable policies, laws and regulations, including Donaldson’s Securities Trading and Information Disclosure Policy. It is your responsibility to determine whether a contemplated transaction is within the scope of these other restrictions. In any event, you should not effect the proposed trade if you are, in fact, in possession of material, non-public information about Donaldson.
Quarterly Window Periods. No transaction by Access Personnel in securities of Donaldson (other than transactions exempt from the trading restrictions of the Policy pursuant to Section VI of the Policy and transactions pursuant to pre-cleared Rule 10b5-1 Plans described below) may be made when the trading window is closed. The quarterly trading window closes before trading commences on the fifteenth day of the third month of the quarter and opens after one full trading day following the public release of annual results or quarterly results, as the case may be.
Retirement Plan Black Out Period. Except as provided below, no Director or Section 16 Officer of Donaldson may acquire or transfer any Company stock (or any derivative security) at any time when a blackout period (a temporary suspension of securities transactions as defined in Regulation BTR issued by the SEC) is in effect with respect to Company stock held in a Company retirement plan that provides individual accounts for each participant to the extent required by Regulation BTR.
Hardship Trades. The General Counsel may, on a case-by-case basis, authorize trading in Donaldson securities during a quarterly closed window due to financial hardship or other hardships only after:
a.the person trading has notified the General Counsel in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s);
b.the person trading has certified to the General Counsel in writing no earlier than two business days prior to the proposed trade(s) that he or she is not aware of material, non-public information concerning Donaldson; and
c.the General Counsel has approved the trade(s) and has certified such approval in writing.
The existence of the foregoing approval procedures does not in any way obligate the General Counsel to approve any trades requested by hardship applicants, and any such waiver will be granted sparingly, if ever. The General Counsel may reject any trading requests at the General Counsel’s sole discretion.
Exemption for Rule 10b5-1 Plans. Rule 10b5-1 of the Securities Exchange Act of 1934 provides a defense from insider trading liability for an insider who, at the time when they are not aware of material, non-public information, establishes a plan or instruction to buy or sell stock that specifies the amount, pricing and timing of transactions, or delegates discretion on these matters to an independent third party (a “Rule 10b5-1 Plan”). Accordingly, you may buy or sell securities of the Company pursuant to certain contracts, instructions and plans regardless of whether you have material, non-public information so long as you are not aware of material, non-public information when you enter into or adopt the contract, instructions or plan, and so long as your contract, instruction or plan complies with the requirements set forth in Appendix A and has been approved in advance by the General Counsel. Once your contract, instruction or plan has been put in place, all proposed modifications of the contract, instruction or plan must be provided to or reviewed by the General Counsel prior to implementation and must be made when you are not aware of material, non-public information. After your contract, instruction or plan has been put in place, purchases or sales of the Company’s securities may proceed in accordance with the contract, instruction or plan even if you become aware of material, non-public information. You may not alter or deviate from the terms of the approved contract, instruction or plan and you may not engage in any corresponding or hedging transactions.
III.Reasons for this Supplemental Policy
Because of the greater access you have as an Access Person to sensitive information regarding Donaldson, and even though you may not believe that you are aware of any material, non-public information at that time, you are required to pre-clear all trading activity in securities of Donaldson. Pre-clearance is required to avoid even the appearance of an improper transaction and to provide some uniformity to the definition of “material, non-public information” among Access Personnel. Therefore, prior to making any purchase or sale of Donaldson’s securities, you must contact the General Counsel to determine whether your proposed trade is permitted under this Supplemental Policy. The General Counsel is responsible for keeping a record of all inquiries and the responses given.

APPENDIX A
Guidelines for Rule 10b5-1 Plans
The following guidelines apply to all Rule 10b5-1 Plans entered into by Access Personnel:

•You may not enter into, modify or terminate a Rule 10b5-1 Plan when the trading window is closed or while you are otherwise aware of material, non-public information.

•For Directors and Section 16 Officers, no transaction may take place under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (e.g., a change in the amount, price or timing) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified, but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 Plan.

•For persons other than Directors and Section 16 Officers, no transaction may take place under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification of a Rule 10b5-1 Plan.

•Subject to certain limited exceptions specified in Rule 10b5-1, you may not have more than one Rule 10b5-1 Plan in effect at any same time.

•Subject to certain limited exceptions specified in Rule 10b5-1, you may only enter into a Rule 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction (a “single-transaction plan”) if you entered into a “single-transaction plan” in the prior 12 months.

•You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

•Directors and Section 16 Officers must include a representation in the Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about the Company or Company securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
The Company and the Company’s Directors and Section 16 Officers must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Officers and Directors of the Company must provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
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